UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

SolarCity Corporation

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

83416T100

(CUSIP Number)

Elon Musk

c/o SolarCity Corporation 3055 Clearview Way

San Mateo, CA 94402

(650) 638-1028

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 83416T100	13D	Page 2 of 5 Pages

(1)	NAMES OF REPORTING PERSONS Elon Musk
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF & OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 21,275,943 shares
	(8)	SHARED VOTING POWER 0 shares
	(9)	SOLE DISPOSITIVE POWER 21,275,943 shares
	(10)	SHARED DISPOSITIVE POWER 0 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,275,943 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.7%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

*	Percentage calculated based on 97,863,602 shares of common stock, par value $0.0001 per share, outstanding as of December 31, 2015.

Item 1.	Security and Issuer

This Amendment No. 3 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 21, 2012 by Elon Musk, as previously amended on February 7, 2014 and February 13, 2015 (the “Original Schedule 13D”). The securities to which this statement on Schedule 13D (this “Statement”) relates are the common stock, par value $.0001 per share (the “Common Stock”), of SolarCity Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3055 Clearview Way, San Mateo, California 94402. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Original Schedule 13D.

Item 2.	Identity and Background

(a)	This Amendment is filed by Elon Musk.

(b)	Mr. Musk’s address is c/o SolarCity Corporation, 3055 Clearview Way, San Mateo, California 94402.

(c)	Mr. Musk is the Chief Executive Officer, Product Architect and Chairman of the Board of Tesla Motors, Inc.; Chief Executive Officer and Chief Designer of Space Exploration Technologies Corporation and Chairman of the Board of the Board of Directors of the Issuer.

(d)	During the past five years, Mr. Musk has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, Mr. Musk has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Musk is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The ownership of shares of the Issuer’s common stock previously reported in the Original Schedule 13D and is hereby amended to include the following information:

With the exception of the shares received as part of pro-rata distributions effected by venture capital funds in which Mr. Musk is a limited partner, all of the shares of Common Stock to which this Statement relates were purchased by Mr. Musk using his personal funds. A summary of the shares acquired follows:

Date	Number of Shares	Price Per Share		Total Price Paid
03/02/15	46	$0.00	(1)	$0.00
03/11/15	43	$0.00	(1)	$0.00
04/23/15	46	$0.00	(1)	$0.00
06/12/15	43	$0.00	(1)	$0.00
08/04/15	44	$0.00	(1)	$0.00
08/24/15	123,510	$40.4855	(2)	$5,000,364.11

Date	Number of Shares	Price Per Share		Total Price Paid
09/08/15	43	$0.00	(1)	$0.00
11/12/15	83,955	$25.2025	(2)	$2,115,875.89
11/13/15	223,197	$25.4044	(2)	$5,670,185.87
11/16/15	198,615	$26.4487	(2)	$5,253,108.55
12/14/15	51	$0.00	(1)	$0.00
01/04/16	51	$0.00	(1)	$0.00

(1)	These shares were acquired in a pro-rata distribution effected by a venture capital fund of which Mr. Musk is a limited partner.
(2)	The price reported is a weighted average price of shares purchased in multiple open market transactions.

Item 4.	Purpose of Transaction

All of the shares of Common Stock to which this Statement relates were purchased by Mr. Musk for investment purposes only and were not intended to, and did not, affect any change in the control of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a) Mr. Musk beneficially owns 21,275,943 shares of the Issuer’s common stock, all of which shares are held in a revocable trust, or 21.7% of the Issuer’s common stock outstanding as of December 31, 2015. Mr. Musk has the sole power to vote, direct the vote, dispose and direct the disposition of such shares of the Issuer’s common stock.

(b) There is no shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition of, any shares of common stock referenced in paragraph 5(a).

(c) Except as reported herein and the charitable donation by Mr. Musk of 35,000 shares on December 21, 2015 (reported in a Form 4 filed on behalf of Mr. Musk on December 22, 2015), Mr. Musk has not engaged in any transactions in the common stock of the Issuer during the past 60 days.

(d) No other person is known to Mr. Musk to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Musk has entered into a revocable trust agreement for estate planning purposes through which he holds all of his interests in the Issuer. Mr. Musk has the sole voting and dispositive power of shares held by his revocable trust and may revoke such trust at his sole discretion.

As of December 31, 2015, 4,000,000 shares of Common Stock covered by this Statement were pledged as collateral to secure certain personal indebtedness owed to Morgan Stanley.

Item 7.	Material to be Filed as Exhibits

No exhibits to be filed.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2016

By:	/s/ Elon Musk
Elon Musk